March 24, 2000


FRANKLIN FLOATING RATE MASTER TRUST
777 Mariners Island Blvd.
San Mateo, CA 94404

Gentlemen:

      We propose to acquire 500,000 shares of beneficial interest (the "Shares") of the Franklin Floating Rate Master Series (the "Fund"), a series of Franklin Floating Rate Master Trust (the "Trust"), at a purchase price of $10.00 per share for a total of $5,000,000. We will purchase the Shares in a private offering prior to the effectiveness of the Form N-2 registration statement filed by the Trust on behalf of the Fund under the Securities Act of 1933. The Shares are being purchased as the initial advance in connection with the operation of the Fund.

      In connection with such purchase, we understand that: (i) we, the purchaser, intend to acquire the Shares for our own account as the initial beneficial owner thereof and have no present intention of redeeming or reselling the Shares so acquired; and (ii) in the event any of the initial 10,000 Shares are redeemed or repurchased during the first five years, the Trust may charge against our redemption or repurchased proceeds a pro rata portion of any unamortized organizational expenses which would be borne by such Shares during the balance of the initial five-year period were they not to be redeemed or repurchased.

      We consent to the filing of this Investment Letter as an exhibit to the form N-2 registration statement of the Trust.


Sincerely,

TEMPLETON INVESTMENT COUNSEL, INC.



By:
      Martin L. Flanagan
      Executive Vice President